Exhibit 99.1

Skeena Gold & Silver Reports Q3 2025 Financial Results

Vancouver, BC (November 13, 2025) Skeena Resources Limited (TSX: SKE, NYSE: SKE) ("Skeena Gold & Silver", "Skeena" or the "Company") reports interim financial results for the quarter ended September 30, 2025. The interim financial statements and management's discussion and analysis ("MD&A") are available on Skeena's website and have been posted under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Skeena would like to acknowledge the planned departure of Paul Geddes, Senior Vice President Exploration and Resource Development. The Company extends its gratitude to Mr. Geddes for his contributions throughout his eight year tenure. His technical expertise and leadership were instrumental in recognizing the exceptional potential of the Eskay Creek Project and advancing Skeena's exploration and resource development initiatives. Mr. Geddes has been an integral member of the Skeena team, serving as a mentor to many and playing a pivotal role in the Company's growth and success. Skeena wishes him continued success in his future endeavors at TDG Gold Corp (TSXV:TDG).

About Skeena

Skeena is a leading precious metals developer that is focused on advancing the Eskay Creek Gold-Silver Project – a past producing mine located in the renowned Golden Triangle in British Columbia, Canada. Eskay Creek will be one of the highest-grade and lowest cost open-pit precious metals mines in the world, with substantial silver by-product production that surpasses many primary silver mines. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders.

On behalf of the Board of Directors of Skeena Gold & Silver,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

For further information, please contact:

Galina Meleger

Vice President Investor Relations

E: info@skeenagold.com

T: 604-684-8725

W: www.skeenagoldsilver.com

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Skeena's Corporate Head office is located at Suite #2600 – 1133 Melville Street, Vancouver BC V6E 4E5

Qualified Persons

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Adrian Newton, P.Geo., Vice President, Exploration, is the Qualified Person for the Company and has prepared, validated, and approved the technical and scientific statements and information contained or incorporated by reference in the news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	1

Cautionary note regarding forward-looking statements

Certain information contained or incorporated by reference in this news release, including any information as to our strategy, projects, plans or future financial or operating performance, constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The use of words such as “anticipate”, “believe”, “propose”, “contemplate”, “generate”, “target”, “progress”, “invest”, “continue”, “develop”, “on track”, “ongoing”, “project”, “plan”, “consider”, “estimate”, “expects”, “expect”, “potential” “may”, “might”, “will”, “could”, “should” or “would” and similar expressions identify forward-looking statements. In particular, this news release contains and incorporates by reference forward-looking statements including, but not limited to those regarding: the progress of development at Eskay, including the construction budget, schedule and required funding in respect thereof; the timing for and the Company’s progress towards commencement of commercial production; production guidance in respect of costs or quantities; projected capital, operating and exploration expenditures; the Company’s capital structure; the Company’s ability to change its planned capital structure including the buy back of the gold stream in the future; amounts drawn and the timing of and completion of conditions precedent in respect of the Senior Secured Loan, gold stream agreement, additional equity investment and the cost over-run facility, the availability of the Senior Secured Loan as a source of future liquidity; ongoing relationships with its stakeholders, including Indigenous communities; statements regarding the anticipated timing of receipt of the Environmental Assessment certificate; and the results of the Definitive Feasibility Study, processing capacity of the mine, anticipated by-products of the mine; anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2025. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, the Company’s AIF dated March 31, 2025, the Company’s short form base shelf prospectus dated March 19, 2025, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	2